UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 January, 2013

Commission File Number: 000-54641
_____________________________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

28 January 2013

New appointments to MTG senior management team

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced the appointment of Rikard Steiber to the new role of Executive Vice President and Chief Digital Officer with effect from 4 February 2013 and the promotion of Matthew Hooper to the new role of Executive Vice President of Group Corporate Communications with effect from 1 February 2013. MTG also today announced the appointment of Richard Beeston as Vice President of Finance with effect from 11 March 2013.

Rikard Steiber joins MTG from Google, where he has worked for 6 years and most recently as Global Marketing Director for Google’s Mobile & Social Advertising business. Rikard previously served as Director of Product Marketing for Europe, the Middle East and Africa, a role which included the launch and ongoing marketing of products including Search, Maps/Earth, Gmail/Apps, YouTube, Mobile, Android, Chrome, Adwords and AdSense. Prior to joining Google, Rikard was CEO and co-founder of XLENT Strategy and Digiscope Consulting in Stockholm and one of the co-founders of Scandinavia Online AB. Rikard will lead the digital development of MTG’s existing operations, new businesses and service offerings, and be responsible for ensuring that the Group exploits the full digital revenue and impact potential of its rich and varied programming content, multiple distribution windows and broad range of customer contacts. Rikard will explore both organic and M&A led digital expansion opportunities for the Group and will report directly to MTG President and CEO Jørgen Madsen Lindemann.

Rikard will be specifically responsible for MTG’s existing digital media business, which comprises overall responsibility for the development of the Group’s free-TV channel online catch-up or ‘Play’ services in 9 countries and online radio operations in 5 countries, as well as for new services such as the Like.TV second screen service, the new Viasat Sports online TV clips service, and the Klipster coupon services (run in cooperation with Metro International). Rikard will also take over responsibility for the Viagame online gaming service. MTG’s other digital activities include the Viaplay online pay-TV service, which is available across the Nordic region and Russia.

Matthew Hooper has worked for MTG since October 2011 as Group Head of Corporate Communications and Planning. He previously worked with MTG for 12 years as co-Founder and Managing Partner of Shared Value Limited, the international corporate communications consulting firm. Matthew is responsible for the planning and implementation of the Group’s corporate communications activities including public relations, investor relations, government relations and internal communications. Matthew reports to MTG President and CEO Jørgen Madsen Lindemann.

Richard Beeston rejoins MTG in the UK and will be responsible for certain Group finance, controlling and administration functions and play a key role in new business development and expansion, including mergers and acquisitions and other projects. Richard is a chartered accountant and has been Group Finance Director of BBC Worldwide Ltd, the UK based commercial arm and wholly owned subsidiary of the British Broadcasting Corporation (BBC), since June 2009. Richard previously worked at Viasat Broadcasting UK Limited between October 2006 and June 2009 as Chief Financial Officer of Broadcasting. Richard

will report directly to MTG Chief Financial Officer Mathias Hermansson, who is also responsible for the Group’s strategy, M&A and legal departments.

MTG’s eight strong senior executive management team, which reports to President and CEO Jørgen Madsen Lindemann, will therefore now comprise Mathias Hermansson (Chief Financial Officer), Irina Gofman (EVP of the Group’s Russian & CIS broadcasting operations), Marek Singer (EVP of the Group’s Central European broadcasting operations), Joseph Hundah (EVP of the Group’s African operations), Patrick Svensk (EVP of Content), Rikard Steiber (EVP & Chief Digital Officer), Petra Österlund (EVP of Modern People) and Matthew Hooper (EVP of Corporate Communications). In addition and as previously announced in October 2012, Anna Settman will join MTG’s senior management team as EVP of the Group’s Nordic pay-TV broadcasting operations (the Viasat platform and channels and the Viaplay service) on 1 March 2013.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “These appointments mark the latest transition in the MTG organisation as we accelerate the pace and range of our development and innovation. Rikard is an industry leader with a proven track record when it comes to the marketing and monetisation of digital products and services. MTG broadcasts more hours of content each year than any other European broadcaster and we operate both advertising and subscription funded business models, so there are large scale opportunities for us in delivering more to consumers who demand more. We have consistently led the innovation in the digital broadcast and media space through the years, including most recently with our Viaplay online pay-TV service and Like.TV second screen service, and we have a number of other exciting new ideas in various phases of development. Rikard will work closely with our widespread operations to focus our efforts, share knowledge, realise synergies and take our digital presence to the next level.

“Quality communication with our stakeholders is an essential aspect of our corporate life and a key driver of future success so I am also pleased to welcome Matthew into the senior management team. He knows MTG well and also brings broad experience from outside the Group, which will help us enhance this key area moving forward. It is also always good when talented executives return to MTG after a time away developing their skills in other international businesses so we welcome Richard back to a new role in our UK operations where he will focus on key financial management and business expansion initiatives.”

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen Lindemann, President & Chief Executive Officer
Tel:                                +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications
Tel:                                +44 (0) 7768 440 414
Email:                            investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 28 January 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 28 January, 2013	By:	/s/ Jonny Searle

Name: Jonny Searle

Title: General Counsel and Company Secretary